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Direct:	(612) 607-7287
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E-Mail:	ACulbert@oppenheimer.com

May 21, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler
Assistant Director
Mail Stop 4720

Re:	BioSante Pharmaceuticals, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-3
File Number: 333-156276
Filed May 14, 2010

Dear Mr. Riedler:

We are responding on behalf of BioSante Pharmaceuticals, Inc., a Delaware corporation, to your letter, dated May 19, 2010, to Mr. Phillip B. Donenberg, Chief Financial Officer, Treasurer and Secretary of BioSante, regarding BioSante’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-156276).

For your convenience, please note that your comment is repeated below in italicized type, and BioSante’s response is provided below such comment.

Incorporation of Certain Documents by Reference, page 20

1.     Comment:  Please amend your registration statement to incorporate your current report on Form 8-K filed on March 5, 2010 by reference.

Response:  In response to the Staff’s comment, BioSante amended the registration statement to incorporate by reference BioSante’s current report on Form 8-K as filed with the Commission on March 5, 2010.

* * * * *

In connection with this response, BioSante Pharmaceuticals, Inc. acknowledges that:

1.     BioSante is responsible for the adequacy and accuracy of the disclosure in the filing;

2.     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.     BioSante may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above response to your comment, please call me at (612) 607-7287 to discuss any further questions or comments you might have concerning BioSante’s responses.

Very truly yours,

/s/ Amy E. Culbert

Amy E. Culbert

cc:           Stephen M. Simes, BioSante Pharmaceuticals, Inc.

Phillip B. Donenberg, BioSante Pharmaceuticals, Inc.